Filed by BW LPG Limited Pursuant to Rule 425 Under The Securities Act of 1933 Subject Company: Dorian LPG Ltd Commission File Number: 001-36437

On June 12, 2018, BW LPG Limited (the “Company) made the following communications on its Twitter and LinkedIn accounts. The full text of the article referenced in the Company’s communications is also set forth in full below.

LinkedIn:

“Speculation BW takeover of Dorian could draw fresh newbuildings from traders comes as Ackermann suggests leader in LPG fuel market could be created. Click to read (subscription required) @ https://lnkd.in/f5N4ScZ

Important information about the proposed combination can be found @

https://lnkd.in/fxQMUmx

http://bit.ly/BWLPGlegend”

Twitter:

“Speculation BW takeover of Dorian could draw fresh newbuildings from traders

Click to read (subscription required) #Tradewinds @ https://lnkd.in/f5N4ScZ

Important info about the proposed combination can be found @

https://t.co/J1T3ySJMCA

http://bit.ly/BWLPGlegend”

Tonic for trader orders or green giant?

Speculation BW takeover of Dorian could draw fresh newbuildings from traders comes as Ackermann suggests leader in LPG fuel market could be created.

June 12th, 2018 06:39 GMT

by Andy Pierce

Published in GAS

Could a takeover of Dorian LPG by market leader BW LPG draw a new round of newbuilding orders from traders active in the sector?

Or would the combination of the world’s two largest VLGC owners create the ideal platform for the development of LPG as a marine fuel at a time new legislation is forcing change?

These viewpoints are the latest to emerge as BW LPG awaits a response from Dorian on a takeover offer filed in the run up to Posidonia.

Vitol and Trafigura both ordered tonnage at what was seen as the bottom of the market last year and analysts estimate traders account for around 70% of the VLGC newbuilding orders logged of late.

And with a combination of BW LPG and Dorian boasting a 25% share of the VLGC market, some suggest traders could be tempted to get their cheque books out once again. If this were the case, freight rates would be depressed for a longer period, with some estimating such a move could extend the market downturn by three years.

One analyst told TradeWinds he was afraid of more orders from traders if the deal goes through, although he described such newbuilding contracts as “irrational”.

“A VLGC at $70m is not that much capital for these guys, when you can see them net a few millions on one cargo even at today's narrow spreads and difficult markets,” the analyst reasoned.

“It will be interesting to see,” he said. “This market looks structurally challenged by these traders. Let’s not hope it spreads into other segments as well - clearly the tanker markets seem to be a bit at risk as well.”

A second market source said: “Some people would suggest that a combined BW and Dorian could lead to customers placing new orders; particularly if they don’t offer out ships on time charter at fixed price.

“However, I am sure that if the merger goes through, the management of the merged company will have a chartering strategy keeping its customers happy.”

Ackermann rubbishes "speculation"

Martin Ackermann, chief executive of BW LPG, said the idea the merger would induce additional newbuildings from traders “is pure speculation and I don’t think it has any merit”.

He says customers have expressed “positive views” on the deal, which comes at a time everybody in the market has been going through a difficult time.

Ackermann added: “We have had no negative comments on the transaction at all, and in fact we believe we will be able to service clients better with added scale.”

Any fears related to over-ordering are far from unanimous, with one analyst describing such actions as unlikely. Instead, he raised the potential for possible competition obstacles.

Ackermann says BW LPG is fully aware of the competition legislation. “This is a highly competitive market and we have no pricing power as shipowners in general,” he said.

As TradeWinds has reported, BW Group, which owns 44.4% of BW LPG, is also a 14.2% stakeholder in Dorian LPG having boosted its stake of late.

The combined company would have a fleet of 70 VLGCs, revenue of more than $500m and liquidity of over $320m, BW LPG said.

Of those vessels, Ackermann says 40 could be converted to run on LPG fuel.

“The combined company would have a unique opportunity to push forward with LPG proposition,” he said, noting the use of chemical plants onboard to allow the continued use of non-compliant fuel was not in the spirit of the regulations.

“In combination the company would have much better credit muscle and a bigger balance sheet to make the [LPG fuel] drive together.”

Ackermann says the all shares offer on an NAV for NAV basis is compelling. It came at a 13% premium to Dorian’s closing price before the deal.

Asked about the value of the offer, Ackermann says BW LPG has a responsibility to come up with a proposal that was attractive to Dorian shareholders. At the same time “if it was too generous it would not have got out of the starting blocks” with BW LPG’s own investors.

In making its case for a deal, BW LPG has previously pointed to the better geographical coverage and trading possibility of the combined fleet, “conservative” cost synergies of $15m and a stronger financial profile to support further growth than from a standalone position.

BW LPG also intends to add a dual listing in New York, where Dorian’s stock trades, to its own position on the Oslo Stock Exchange.

Ackermann has noted the increased investor base and further trading liquidity were further carrots to investors, as they are in the union of Star Bulk Carriers and Songa Bulk, announced a week earlier.

Three Dorian shareholders have now gone public in their support of the transaction.

Post-merger BW LPG would have one of the largest market capitalisations among shipping companies listed in the US at around $1bn. This is smaller than Euronav, larger than Frontline, and similar to Scorpio Tankers and Seaspan, according to Fearnley Securities.

Cautionary Statement Regarding Forward-Looking Statements

These communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding BW LPG Limited’s (“BW LPG”) proposed business combination transaction with Dorian LPG Ltd. (“Dorian”) (including the benefits, results, effects and timing of a transaction), all statements regarding BW LPG’s (and BW LPG’s and Dorian’s combined) expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions.

Statements in these communications concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth of BW LPG (and the combined businesses of BW LPG and Dorian), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of BW LPG based upon currently available information. Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from BW LPG’s expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward–looking statements in these communications are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from unrelated parties.

Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which BW LPG is unable to predict or control, that may cause BW LPG’s actual results, performance or plans with respect to Dorian, to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in BW LPG’s filings with the Oslo Bors (the “Bors”) contained on BW LPG’s website.

Risks and uncertainties related to the proposed transaction with Dorian include, but are not limited to, uncertainty as to whether BW LPG will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on BW LPG’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory or other approvals required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Dorian’s businesses and operations with BW LPG’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

Many of these factors are beyond BW LPG’s control. BW LPG cautions investors that any forward-looking statements made by BW LPG are not guarantees of future performance. BW LPG disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

These communications are provided for informational purposes only and does not constitute an offer to purchase or sell or the solicitation of an offer to purchase or sell any securities. Subject to future developments, BW LPG may file a registration statement and/or exchange offer documents with the Securities and Exchange Commission (the “SEC”) in connection with a possible business combination transaction with Dorian. BW LPG and Dorian shareholders should read those filings, and any other filings made by BW LPG with the SEC in connection with a possible business combination, if any, as they will contain important information. Those documents, if and when filed, may be obtained without charge at the SEC’s website at www.sec.gov.